Exhibit 99.1

BW LPG Limited – Dividend payment procedure going forward

Singapore, 24 November 2025

BW LPG Limited (“BW LPG” or the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code “BWLP”) today announces a revision to its dividend payment procedure. Going forward, dividend payments will be made on the same date for shares registered with Euronext Securities Oslo trading on the Oslo Stock Exchange, and for shares registered with the Depository Trust Company, trading on the New York Stock Exchange. This will significantly reduce the time it takes for the shareholders with shares registered in Euronext Securities Oslo to receive the dividend payment.

Dividend will continue to be denominated in USD and will be converted to NOK for shareholders with shares registered in Euronext Securities Oslo at the prevailing exchange rate. The NOK dividend per share will be announced on the date of the quarterly Financial Report Release and Earnings Presentation.

The updated dividend payment procedure does not affect the Company’s dividend distribution policy.

For further information, please contact:
Samantha Xu
Chief Financial Officer
E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating a fleet of more than 50 Very Large Gas Carriers (VLGCs) with a total carrying capacity of over 4 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and investment in onshore LPG infrastructure, BW LPG offers trusted and reliable services to source and deliver LPG to customers. Delivering energy for a better world – more information about BW LPG can be found at https://www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, and water treatment.